                                                                  EXHIBIT (G)(3)

                       PAGES 1 THROUGH 7 OF THE COMPANY'S
                     QUARTERLY REPORT ON FORM 10-Q FOR THE
                          QUARTER ENDED JUNE 30, 1996

                         PART I.  FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

                        TITAN WHEEL INTERNATIONAL, INC.
               CONSOLIDATED CONDENSED BALANCE SHEETS (UNAUDITED)
                   (Amounts in thousands, except share data)


                                                              JUNE 30,     DECEMBER 31,
ASSETS                                                          1996          1995
                                                              --------     ------------
Current assets
  Cash and cash equivalents                                   $ 20,344      $ 14,211
  Marketable securities                                             39            32

  Accounts receivable (net of allowance of
   $4,833 and $4,970, respectively)                            109,185       107,137
  Inventories                                                  137,390       124,928
  Prepaid and other current assets                              15,253        18,592
                                                              --------      --------
     Total current assets                                      282,211       264,900


Property, plant and equipment, net                            $178,522      $178,286
Other assets                                                    22,338        17,701
Goodwill                                                        50,410        51,248
                                                              --------      --------
Total assets                                                  $533,481      $512,135
                                                              ========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Current portion of long-term debt                           $ 22,792      $ 26,419
  Accounts payable                                              57,387        58,592
  Other current liabilities                                     35,533        28,631
                                                              --------      --------
     Total current liabilities                                 115,712       113,642

Deferred income taxes                                           15,219        15,704
Other long-term liabilities                                     26,703        24,612
Long-term debt                                                 138,468       142,305
                                                              --------      --------
     Total liabilities                                         296,102       296,263
                                                              --------      --------


Stockholders' equity
  Common stock, no par, 60,000,000 shares authorized,
  22,520,649 and 22,477,086 issued and outstanding,
  respectively                                                      23            23
  Additional paid-in capital                                   153,713       152,283
  Retained earnings                                             84,947        64,142
  Cumulative translation adjustments                               317             8
  Treasury stock at cost: 99,165 and 78,817
  shares, respectively                                          (1,621)         (584)
                                                              --------      --------
     Total stockholders' equity                                237,379       215,872
                                                              --------      --------
Total liabilities and stockholders' equity                    $533,481      $512,135
                                                              ========      ========

               The accompanying notes are an integral part of the
                  consolidated condensed financial statements.

                        TITAN WHEEL INTERNATIONAL, INC.
            CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
           FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 1996 AND 1995
                  (Amounts in thousands except per share data)


                                         THREE MONTHS ENDED       SIX MONTHS ENDED
                                              JUNE 30,                 JUNE 30,
                                           1996       1995        1996        1995
                                           ----       ----        ----        ----
Net sales                               $167,030    $157,640    $344,287    $315,372

Cost of sales                            136,621     129,483     280,755     258,452
                                        --------    --------    --------    --------
     Gross profit                         30,409      28,157      63,532      56,920


Selling, general and administrative
expenses                                  10,519       9,188      22,176      18,721

Research and development expenses            716         534       1,485       1,045
                                        --------    --------    --------    --------

     Income from operations               19,174      18,435      39,871      37,154

Interest expense                           2,545       3,087       5,251       6,413

Minority interest                          1,348         -0-       2,082         -0-

Other (income)                            (1,617)     (1,369)     (2,111)     (1,473)
                                        --------    --------    --------    --------
     Income before income taxes           16,898      16,717      34,649      32,214


Provision for income taxes                 6,422       6,684      13,167      12,883
                                        --------    --------    --------    --------

Net income                              $ 10,476    $ 10,033    $ 21,482    $ 19,331
                                        ========    ========    ========    ========
Earnings per common share:
--------------------------
     Primary                            $    .46    $    .55    $    .95    $   1.11
     Fully diluted                      $    .38    $    .42    $    .78    $    .82

Average common shares outstanding:
----------------------------------
     Primary                              22,717      18,170      22,696      17,397
     Fully diluted (See Note 1)           29,584      25,905      29,564      25,544

(1) The computations of fully diluted earnings per share for the three and six months ending June 30, 1996 and 1995, assume the conversion of the 4 3/4% convertible notes, issued November 19, 1993, due December 1, 2000.


               The accompanying notes are an integral part of the
                  consolidated condensed financial statements.

                        TITAN WHEEL INTERNATIONAL, INC.
          CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)
                             (Dollars in thousands)


                                                          SIX MONTHS ENDED
                                                              JUNE 30,
                                                          ----------------
                                                          1996       1995
                                                          ----       ----


CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                           $ 21,482    $ 19,331
  Depreciation and amortization                          14,353      11,757
  Gain on sale of assets                                   (998)        -0-
  (Increase) in receivables                              (3,104)    (24,233)
  (Increase)/decrease in inventories                    (14,695)     12,095
  (Increase)/decrease in other assets                     3,483      (5,246)
  Increase/(decrease) in accounts payable                  (557)      1,658
  Increase/(decrease) in other accrued liabilities        6,699      (2,095)
  Other, net                                                 67      (1,158)
                                                       --------    --------

     Net cash provided by operating activities           26,730      12,109



CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures, net                             (14,096)    (13,963)
  Proceeds from sale of assets                            2,077         -0-
  Acquisitions, net of cash acquired                       (941)    (14,900)
                                                       --------    --------

     Net cash (used for) investing activities           (12,960)    (28,863)


CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from stock offering                              -0-      64,860
  Payment of debt                                       (10,099)    (80,871)
  Proceeds from long-term borrowings                      3,000      52,422
  Repurchase of preferred stock & stock warrants            -0-     (17,500)
  Dividends paid                                           (675)       (388)
  Other, net                                                137         (38)
                                                       --------    --------
     Net cash provided by/(used for) financing
     activities                                          (7,637)     18,485


Net increase in cash and cash equivalents                 6,133       1,731

Cash and cash equivalents at beginning of period         14,211       7,241
                                                       --------    --------
Cash and cash equivalents at end of period             $ 20,344    $  8,972
                                                       ========    ========

               The accompanying notes are an integral part of the
                  consolidated condensed financial statements.

                       TITAN WHEEL INTERNATIONAL, INC.

             NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                 (UNAUDITED)


A.    Accounting policies

      In the opinion of Titan Wheel International, Inc. (the "Company"), the accompanying unaudited consolidated condensed financial statements contain all adjustments, which are normal and recurring in nature, necessary to present fairly its financial position as of June 30, 1996, the results of operations for the three and six month periods ended June 30, 1996 and 1995, and cash flows for the six months ended June 30, 1996 and 1995.

      Accounting policies have continued without change and are described in the Summary of Significant Accounting Policies contained in the Company's 1995 Annual Report on Form 10-K. For additional information regarding the Company's financial condition, refer to the footnotes accompanying the financial statements as of and for the year ended December 31, 1995 filed in conjunction with the Company's 1995 Annual Report on Form 10-K. Details in those notes have not changed significantly except as a result of normal interim transactions and certain matters discussed below.



B.    Inventories

      Inventories by component are as follows (in thousands):


                                    June 30,   December 31,
                                     1996         1995
                                    --------   ------------
       Raw materials               $ 38,347     $ 37,273
       Work in process               21,882       19,904
       Finished goods                77,995       68,947
                                   --------     --------
                                    138,224      126,124

       LIFO reserve                    (834)      (1,196)
                                   --------     --------
                                   $137,390     $124,928
                                   ========     ========

                        TITAN WHEEL INTERNATIONAL, INC.

             NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                 (UNAUDITED)


C.    Fixed assets

      Property, plant and equipment, net reflects accumulated depreciation of $66.9 million and $54.0 million at June 30, 1996, and December 31, 1995, respectively.



D.    Long-term debt (in thousands):


        Long-term debt comprised the following:  June 30,     December 31,
                                                  1996            1995
                                                 --------     ------------
        Bank borrowings
          Revolving credit - Sirmac              $ 23,689      $ 28,677
          Term loan - Titan Tire                   11,250        12,322
          Term loan - Steel Wheels                  6,829         7,299
        Industrial revenue bond - Greenwood         9,500         9,500
        Note payable to PATC                       19,743        19,743
        Subordinated convertible notes             85,866        85,936
        Other                                       4,383         5,247
                                                 --------      --------
                                                  161,260       168,724

        Less - amounts due within one year         22,792        26,419
                                                 --------      --------
                                                 $138,468      $142,305
                                                 ========      ========



        Aggregate maturities of long-term debt at June 30, 1996, are as follows (in thousands):


        July 1 - December 31, 1996               $ 20,792
        1997                                        8,591
        1998                                        4,197
        1999                                        7,641
        2000 and thereafter                       120,039
                                                 --------
                                                 $161,260
                                                 ========

                       TITAN WHEEL INTERNATIONAL, INC.

             NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                 (UNAUDITED)




E.    Minority interest

      Minority interest in the net income of the Sirmac Group of $2.1 million at June 30, 1996, is included in other long-term liabilities.


F.    Environmental matter

      The Company's Dico, Inc. subsidiary is involved in an ongoing environmental matter associated with its Des Moines, Iowa site. At June 30, 1996, the Company has an accrual of $5.7 million for remaining costs associated with the matter.


G.    Stock repurchase program

      On May 23, 1996, the Board of Directors of the Company authorized the repurchase of up to five million shares (approximately 22 percent of the outstanding shares) of Titan Wheel International, Inc. common stock. The Company may make these common stock purchases periodically in the open market. As of June 30, 1996, the Company had purchased 50,000 shares under the aforementioned program. During July, 1996, the Company purchased an additional 250,000 shares under the program.


H.    Sale of assets

      On June 1, 1996, the Company sold the assets of Automation International, Inc. (AII) to Automation International Holdings, Inc., comprised of former AII management. AII specializes in manufacturing and rebuilding welding and automation equipment. The Company's net sales, net income and earnings per share for the three and six months ended June 30, 1996, and 1995, would not have been significantly different had the disposition occurred on January 1, 1995.

                        TITAN WHEEL INTERNATIONAL, INC.

             NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                 (UNAUDITED)

I.    SUBSEQUENT EVENT

      Effective July 23, 1996, the Company acquired the remaining 50% of the Sirmac Group located in Italy. The Sirmac Group is a manufacturer of specialty wheels and other products for the agricultural and construction markets. On November 21, 1994, the Company acquired 50% of the common stock of the Sirmac Group which was initially accounted for under the equity method. Effective July 1, 1995, Titan was able to exert control over the Sirmac Group by making day to day operational decisions; therefore, the Company began consolidating the Sirmac Group in its financial statements.

      Had the acquisition of 100% of the Sirmac Group occurred on January 1, 1995, net sales for the three and six month periods ended June 30, 1995, would have been $182.0 and $359.0 million, respectively. Net sales for 1996 would not have been different, as the Sirmac Group was consolidated with the Company beginning July 1, 1995. Net income and fully diluted earnings per share would have been $11.5 million and $.41 for the three month period ended June 30, 1996, and $23.0 million and $.82 for the six month period ended June 30, 1996.